ABRAXIS HEALTH, INC.

11755 Wilshire Boulevard, Suite 2000

Los Angeles, California 90025

March 20, 2009

By EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Abraxis Health, Inc.
Registration Statement on Form 10-12G (File No. 000-53568)
Application for Withdrawal

Ladies and Gentlemen:

Abraxis Health, Inc. (the “Company”) hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2009 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Commission staff (the “Staff”) has not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review.

Sincerely,

/s/ Patrick Soon-Shiong
Patrick Soon-Shiong, M.D.
Chief Executive Officer

cc:	Nandini Acharya—Securities and Exchange Commission